Registration No. 001-13202

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2007
OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
for the transition period from        to

Commission File Number: 001-13202

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nokia Retirement Savings and Investment Plan
Nokia Inc.
6000 Connection Drive
Irving, Texas 75039

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nokia Corporation
Keilalahdentie 4, P.O. Box 226
FIN-00045 NOKIA GROUP
Espoo, Finland

Nokia Retirement Savings and Investment Plan

Nokia Retirement Savings
and Investment Plan
Report on Audit of Financial Statements and
Supplemental Schedule
December 31, 2007 and 2006

Nokia Retirement Savings and Investment Plan
Table of Contents

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2007 and 2006	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2007	3

Notes to Financial Statements	4 - 8

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2007	9

Note: Other schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
  Nokia Retirement Savings and Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Nokia Retirement Savings and Investment Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Dallas, Texas
June 30, 2008

Nokia Retirement Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006

Assets
Investments, at fair value	$577,106,443	$600,736,511

Receivables
Employer contributions	1,331,557	1,420,022
Participant contributions	1,862,424	1,995,858
	3,193,981	3,415,880

Cash	107,247	35,915

Total assets	580,407,671	604,188,306

Liabilities
Accrued expenses	219,290	124,579

Net assets available for benefits	$580,188,381	$604,063,727

The accompanying notes are an integral part of these financial statements.

Nokia Retirement Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2007

Investment income
Net appreciation in fair value of investments	$81,192,991
Dividend and interest income	39,570,880

120,763,871

Contributions
Employer	33,973,553
Participant	43,194,656
Rollovers	2,894,550

80,062,759

Deductions
Benefits paid to participants	(86,150,230)
Administrative expenses	(815,280)

(86,965,510)

Transfers
Transfer to Nokia Siemens Network Plan (Note 1)	(137,736,466)

Net decrease in net assets available for benefits	(23,875,346)

Net assets available for benefits
Beginning of year	604,063,727

End of year	$580,188,381

The accompanying notes are an integral part of these financial statements.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

1.	Description of Plan
The following description of the Nokia Retirement Savings and Investment Plan (as Amended and Restated 2007) (the “Plan”) provides only general information.  More complete information regarding items such as eligibility requirements, vesting and benefit provisions may be found in the summary plan description, which has been distributed to all Plan participants, and also in the Plan document, which is available to all Plan participants upon request.

General
The Plan is a defined contribution plan that covers eligible employees of Nokia, Inc. (the “Company” or “Nokia”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

In 2007, Nokia Siemens Network, a 50-50 joint venture between Nokia and Siemens was formed.  During 2007, certain participants of the Plan became participants in a qualified plan of Nokia Siemens Network. In conjunction with this transaction, participant account balances totaling $137,736,466 were transferred to the Nokia Siemens Plan during 2007.

The Plan administrator, Nokia, retains responsibility for oversight of the Plan and the Plan’s day-to-day administration.

Eligibility
Employees are eligible to participate in the Plan after completing one hour of service and attaining age 18; however, individuals identified as interns, part time and cooperatives in the payroll system are not eligible to participate in the Plan.

Effective January 1, 2007, the Plan implemented automatic enrollment at 3% of eligible compensation for new hires. Funds deferred under the automatic enrollment feature are invested into the American Balanced Fund Class R4 until the employee designates their own investment allocation.

Contributions
Participant contributions take the form of before-tax contributions and are deferred from federal income taxes. The Plan does not allow for voluntary after-tax contributions for employees working in the United States. Voluntary after-tax contributions are permitted with respect to those participants who are working outside the United States on temporary assignments.

Participants may also contribute rollover contributions from other qualified plans.

Participants contribute a percentage of their compensation, as defined in the Plan agreement. The maximum contribution rate is 50% of eligible compensation of which up to $15,500 (the maximum annual salary deferral contribution limit as set forth by the Internal Revenue Code (the “Code”) for 2007 plan year) may be made pre-tax. All participants who are eligible to make elective deferrals under the Plan and those who have attained age 50 before the close of the Plan year are eligible to make additional catch-up contributions of up to $5,000 during fiscal 2007.

Participant contributions are matched by the Company in cash at the rate of one dollar per dollar up to 8% of the participants’ eligible earnings. Contributions made by participants and the related company match are invested based on each participant’s election and can be in any combination of investment options under the Plan including Fidelity mutual funds, Nokia ADR shares, and common stocks and other mutual funds through a self-directed brokerage option.  There are no

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

restrictions on moving participant contributions and related Company contributions out of the Nokia stock investment option.

Participant and Company contributions are subject to certain IRS limitations.

Participant Accounts
Each participant’s account is credited with the participant’s voluntary contributions, the employer’s matching contribution, an allocation of the employer’s discretionary contribution, if any, and an allocation of investment income from each fund as defined in the Plan agreement.  Plan earnings are allocated to a participant’s account at the rate attributable to the participant’s specific account balance on each day the New York Stock Exchange is open for business or any other day selected by the Plan’s 401(k) committee.  Additionally, the Plan has certain expenses that are deducted from participant accounts.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Plan earnings are allocated to a participant’s account at the rate attributable to the participant’s specific account balance on each day the New York Stock Exchange is open for business or any other day selected by the Plan’s 401(k) committee.

Participant Loans
Participants are able to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance at market interest rates payable under various term lengths specified in the loan agreement.  The loans, maturing at various dates through 2036, are collateralized by the balance in the participant’s account. The loans bear interest rates that reflect the prime rate for the month when issued and ranged from 4.0 percent to 9.5 percent at December 31, 2007. Principal and interest is repaid ratably through bi-monthly payroll deductions.

Vesting
Participants vest in employer contributions at a rate of 25% per year of service, reaching full vesting after four years of service.  Participants are always fully vested in their contributions and earnings thereon.

Forfeitures
At December 31, 2007 and 2006, forfeited non-vested accounts totaled $2,517,766 and $1,080,998, respectively. These accounts will be used to reduce future employer contributions and/or pay Plan administrative fees and certain investment charges. In 2007, employer contributions were reduced by $1,140,952 and Plan administrative fees and certain investment charges of $359,062 were paid, from forfeited non-vested accounts.

Payment of Benefits
Upon termination of employment for reasons other than disability or death, participants’ benefits will be payable as follows (subject to spousal rights, if any):

–	Nokia ADR shares are paid out in cash or certificates as requested by the participant. Fractional shares are paid in cash.

–	A participant whose vested account is more than $1,000 may elect to have benefits paid in a lump-sum payment or may choose to leave funds in the Plan up to age 70½.

–	A participant who has a vested account balance of $1,000 or less will automatically be paid in a lump-sum payment.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

Plan Termination
While it has not expressed any intent to do so, the Company may discontinue the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination participants will become 100% vested in their accounts.

2.	Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States.

Investment Valuation and Income Recognition
Investments in Nokia American Depository Shares (Nokia ADR shares) and common stocks are valued at quoted market prices on the last business day of the year. Mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis.  Dividend income is recorded on the ex-dividend date. Interest income is recognized on the accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Plan Expenses
Expenses incurred by the Plan for audit fees, certain administration fees and certain investment charges are paid by the Plan. All other operating expenses of the Plan are paid by the Company.

Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Financial instruments which potentially subject the Plan to concentrations of credit risk consist of    the Plan’s investments and contributions receivable.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.  Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Benefits
Benefit distributions to participants are recorded when paid.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

Recent Accounting Pronouncements
In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, "Fair Value Measurement" ("SFAS No. 157"). SFAS No. 157 establishes a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS No. 157 on the Plan.

3.	Investments
The following table presents the individual investment securities of the Plan's net assets available for benefits at December 31, 2007 and 2006:

	2007		2006
American Depository Shares
Nokia ADR shares	$118,613,619	*	$98,002,852	*

Mutual Funds
Allianz NFJ Small Cap Value Fund	46,072,236	*	59,063,785	*
American EuroPacific Growth Fund	82,427,672	*	80,166,921	*
American Funds Growth Fund of America	37,633,380	*	38,596,218	*
Fidelity Managed Income Portfolio II Fund	54,518,062	*	71,798,473	*
PIMCO Total Return Fund	31,066,577	*	32,257,660	*
Vanguard Institutional Index Fund	51,670,471	*	62,929,982	*
All other mutual funds, individually less than 5%
of net assets	131,500,509		133,104,504

Total Mutual Funds	434,888,907		477,917,543

Participant-Directed Brokerage Accounts,
individually less than 5% of net assets	16,952,876		13,896,347

Participant Loans, individually less than 5% of
net assets	6,651,041		10,919,769

Total investments at fair value	$577,106,443		$600,736,511

* Indicates investments that represent 5% or more of the Plan's net assets available for benefits.

During 2007, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $81,192,991 as follows:

Nokia ADR shares			$75,026,286
Common stocks			623,197
Mutual funds			5,543,508
			$81,192,991

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

At December 31, 2007, approximately 21% of the Plan’s assets are invested in the Nokia ADR shares (16% at December 31, 2006). The Plan owned 3,089,701 shares with a fair value of $38.39 per share at December 31, 2007 and 4,822,975 shares with a fair value of $20.32 per share at December 31, 2006.

During 2006, the Plan adopted Financial Accounting Standards Board ("FASB") Staff Position AAG INV-1 and Statement of Position No. 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans" ("FSP"). The FSP requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. In the opinion of management, the difference between contract value and fair value for the Plan's investment contracts was not material during 2007 and 2006.

4.	Tax Status
The Internal Revenue Service has determined and informed the Company in a letter dated November 22, 2002 that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receipt of the determination letter; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	Related Party Transactions
The Plan purchased and sold approximately $6,252,365 and $28,048,341 in Nokia ADR shares, respectively, during 2007. The Nokia ADR shares were bought/sold in the open market at quoted fair market values at the date of purchase/sale.

The Plan is administered by Fidelity Investments Institutional Operations Company as the record keeper and Fidelity Management Trust Company as the trustee.  Accordingly, transactions with the Fidelity Managed Income Portfolio II Fund and the Fidelity Institutional Cash Portfolio Money Market Class I Fund investments qualify as party-in-interest transactions. Fees of $2,457,125 were paid to Fidelity in 2007 as an adjustment to the rate of return on Plan investments.

SUPPLEMENTAL SCHEDULE

Nokia Retirement Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
At December 31, 2007

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor	Description of		Current
	or Similar Party	Investment	Cost**	Value

	Allianz NFJ Small Cap Value Fund	Mutual fund		$46,072,236
	American Balanced Fund	Mutual fund		27,999,023
	American EuroPacific Growth Fund	Mutual fund		82,427,672
	American Funds Growth Fund of America	Mutual fund		37,633,380
	Calamos Growth Fund	Mutual fund		20,733,694
*	Fidelity Managed Income Portfolio II Fund	Mutual fund		54,518,062
*	Nokia ADR Shares	ADR shares		118,613,619
*	Fidelity Institutional Cash Portfolio Money Market Class I Fund	Mutual fund		6,731,972
	PIMCO Total Return Fund	Mutual fund		31,066,577
	Vanguard Institutional Index Fund	Mutual fund		51,670,471
	Vanguard Small Cap Growth Fund	Mutual fund		14,187,934
	Vanguard Target Retirement 2005 Fund	Mutual fund		1,291,408
	Vanguard Target Retirement 2015 Fund	Mutual fund		2,543,290
	Vanguard Target Retirement 2025 Fund	Mutual fund		7,981,497
	Vanguard Target Retirement 2035 Fund	Mutual fund		8,353,581
	Vanguard Target Retirement 2045 Fund	Mutual fund		6,048,502
	Vanguard Target Retirement Fund	Mutual fund		351,841
	Vanguard Windsor II Fund	Mutual fund		22,028,495
	Wells Fargo Mid-Cap Value Fund	Mutual fund		13,249,272
	BrokerageLink	Common stocks and mutual funds		16,952,876
*	Participant loans receivable	Interest rates varying between 4.0% and 9.5% maturing at various dates through 2037		6,651,041

				$577,106,443

  *   Party-in-interest
**  Not applicable due to investments being participant-directed.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Nokia Retirement Savings and Investment Plan

Date: June 30, 2008	By:	/s/ Linda Fonteneaux
		Name:	Linda Fonteneaux
		Title:	Plan Administrator

INDEX TO EXHIBITS

Exhibit No.	Exhibit	Page Number

23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.